UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2008 (fourth filing)

Commission File Number: 0-49888

Randgold Resources Limited

(Translation of registrant’s name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant’s Form 6-K filing for the month of April 2008, and incorporated by reference herein, is:

Exhibit No.	Description
1.	Release, dated April 18, 2008, entitled “Annual Information Update”.
2.	Release, dated April 22, 2008, entitled “New Focus on Maximizing Morila”.
3.	Release, dated April 22, 2008, entitled “Kankou Moussa Sales Far Exceed Expectations”.
4.	Release, dated April 22, 2008, entitled “Yalea Underground Development Set to Establish First Mining Faces”.
5.	Release, dated April 28, 2008, entitled “Randgold Resources Ups Stake in Tongon Project”.
6.	Release, dated April 30, 2008, entitled “Notifications of Major Interests in Shares”.
7.	Release, dated April 30, 2008, entitled “Total Voting Rights”.
8.	Release, dated April 30, 2008, entitled “Results of Voting at 2008 Randgold Resources Annual General Meeting”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By:	/s/ David Haddon
David Haddon Group Company Secretary

Dated: April 30, 2008